Exhibit 99.1

Brooge Energy Ltd. Achieves Major Milestone with Launch of Phase II Storage Facility; Receives First Cargo

Phase II facility will contribute to the Company’s revenues in the second half of 2021.

Phase II expansion positions Brooge as the second largest independent storage operator in the region with capacity of approximately one million cubic meters, or 6.3 million barrels.

NEW YORK, September 9, 2021 (GLOBE NEWSWIRE) -- Brooge Energy Ltd. (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, in the Port of Fujairah in the United Arab Emirates (the “UAE”), today announced that its wholly owned subsidiary, Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), has commenced operations at its Phase II storage facility and received its first cargo, following the successful completion of all testing and commissioning at the site and receipt of regulatory approvals.

The new Phase II facility was built to the same exacting and award-winning standards as the Company’s Phase I facility, utilizing some of the latest technology to maximize company performance and efficiency, while reducing operating costs. The Company’s seamless, automated storage solutions use a superior facility design that is designed to reduce product losses for its end users and offer ancillary solutions such as heating and blending. The facility includes clean petroleum products (CPP) storage capacity as well as crude oil storage capacity and is fully contracted. BPGIC is now the second largest independent storage operator in the region with capacity of approximately one million cubic meters, or 6.3 million barrels.

Nicolaas L. Paardenkooper, CEO of Brooge Energy and BPGIC, said, “This is a major milestone for Brooge Energy and follows months of careful planning, construction, contract negotiations and testing, all while navigating a challenging macro-environment which impacted on our supply chain and construction timelines. We are pleased that our Phase II facility, which now includes capacity to store crude oil along with fuel oil, is officially open and revenue-generating, having received its first cargo. Oil storage in the port of Fujairah in the Middle East is in high demand, which has enabled us to fully contract the entire capacity with multi-year take-or-pay contracts.”

About Brooge Energy Limited

Brooge Energy conducts all its business and operations through its wholly owned subsidiaries, Brooge Petroleum and Gas Investment Company FZE and Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”), Fujairah Free Zone Entities. Brooge Energy is a midstream oil storage and service provider strategically located outside the Strait of Hormuz in the Port of Fujairah in the United Arab Emirates. Its oil storage business differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit at www.broogeenergy.com.

Forward-Looking Statements

This press release contains statements, including all information relating to matters that are not historical facts that constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including the timing of obtaining regulatory approvals to open the Phase II storage facility, if received at all, as well as other risks described in public reports filed by Brooge Energy with the SEC, including under the caption “Risk Factors” in Brooge Energy’s Annual Report on Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications
Valter Pinto / Elizabeth Barker
+1 212-896-1254 or +1 212-896-1203
BROG@kcsa.com